FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – DECEMBER 1, 2009

BAYTEX ENERGY TRUST ANNOUNCES 2010 OPERATING PLANS AND INCREASED DISTRIBUTION

2010 Operating Plans

Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that our Board of Directors has approved a 2010 capital budget of $235 million for exploration and development (E&D) activities, as compared to an estimated $165 million E&D program in 2009.  This budget is designed to generate an average production rate of 43,500 boe/d, as compared to approximately 41,300 boe/d in 2009.

Baytex plans to convert to a corporation by the end of 2010.  We see 2010 as the transition year for our shift from a predominantly income-focused model as a trust to a growth-and-income model in the new corporate era.  Our 2010 capital program facilitates this transition.  Production is projected to be basically flat at fourth quarter 2009 levels of approximately 42,500 to 43,000 boe/d during the early part of 2010 and to reach approximately 44,500 boe/d by the end of 2010.  This reflects an organic production growth rate of approximately 4% during the transition year of 2010, with higher growth rates targeted as we fully implement our long-term growth-and-income model beyond 2010.  Our 2010 production mix is forecast to be approximately 63% heavy oil, 17% light oil and natural gas liquids, and 20% natural gas.

Approximately 60% of our 2010 capital program will be directed to our heavy oil operations, with the largest project being horizontal-well cold development at Seal in the Peace River oil sands.  Design and planning activities will continue for our first commercial Seal thermal project, which we plan to install and start-up in 2011.  During 2010, we plan increased development in our cold horizontal-well drilling in the Lloydminster area, primarily in Saskatchewan.  In addition, the 2010 capital budget provides for a new SAGD well pair at Kerrobert in Saskatchewan.  The balance of our capital program will be directed towards our light oil and natural gas operations in the United States and Canada, with the largest project being Bakken/Three Forks light oil development in North Dakota.  Other significant development projects include tight light oil development in the Viking and Cardium formations, and conventional development of light oil and natural gas in the Pembina area.

Increase to Distribution

Baytex is also pleased to announce that our Board of Directors has approved a distribution level of $0.18 per unit per month, an increase of 50% from the current level of $0.12 per unit per month.  The $0.18 per unit distribution will commence with the distribution in respect of December 2009 operations, which will be payable on January 14, 2010 to unitholders of record on December 31, 2009.

The distribution increase is attributable to the strength of our underlying business and the current oil price environment, as indicated by the commodity price strip. Based on our expected production levels for 2010 and the current strip, a monthly distribution of $0.18 per unit would represent a payout ratio of approximately 50% (before DRIP) during 2010.

We are pleased to note that, with the distribution paid in respect of December 2009 operations, Baytex Energy Trust will have made cash distributions of more than $1 billion since its inception in September 2003.

Baytex Energy Trust
Press Release
December 1, 2009

Trust Unit Rights Incentive Plan

We have become aware of certain unintended adverse personal income tax consequences related to our Trust Unit Rights Incentive Plan for employees who file U.S. income tax returns.  As a result, these employees will be required to exercise all vested unit rights prior to the end of 2009 and will be indemnified for the adverse tax consequences by Baytex.  Baytex will record a one-time charge to general and administrative expenses of approximately $4 million in the fourth quarter of 2009 relating to the indemnification.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  our exploration and development capital expenditures for 2010; our average production rate for 2009 and 2010; our conversion to a corporation (and the timing thereof); our average production rate for the fourth quarter of 2009; our exit production rate for 2010; our production growth rates for 2010 and beyond; our production mix for 2010; the allocation of our exploration and development capital expenditures for 2010; development plans for our properties; the outlook for oil and natural gas prices; our payout ratio for 2010; our ability to fund cash distributions and our capital program from internally-generated cash flow; and the cost of indemnifying certain of our employees from unintended adverse personal income tax consequences in the United States.  Cash distributions on our trust units are paid at the discretion at the Board of Directors of Baytex Energy Ltd. and can fluctuate.  The level of future cash distributions will depend on the amount of cash flow generated by our operations and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Trust
Press Release
December 1, 2009

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Derek Aylesworth, Chief Financial Officer
Telephone: (403) 267-0708	Telephone: (403) 538-3639

Brian Ector, Director of Investor Relations	Cheryl Arsenault, Investor Relations
Telephone: (403) 267-0702	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca